May 11, 2005
Mail Stop 0408

By U.S. Mail and facsimile to (516) 706-8440

Mr. Steven Cohen, President
North Shore Capital Advisors Corp.
20 Marlin Lane
Port Washington, New York 11050

Re:	North Shore Capital Advisors Corp.
      Form 10-SB filed April 11, 2005
	File No. 000-51245

Dear Mr. Cohen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your company is a blank check company. Please include disclosure under the Security Ownership heading that any affiliates of the company and transferees of affiliates may not sell shares except pursuant to a registered public offering. Please identify all persons currently subject to these restrictions and state the number of shares each has. See SEC No Action Letter 2000 WL 64968 ("the Worm No Action Letter").

2. Please explain on which exemption from registration you relied for the February 2005 Private Placement and incorporate this representation into your registration statement.

3.
All Exhibits on Edgar have been coded as "99" rather than the
Exhibit
numbers listed in your index and on the actual exhibit headings. Please revise this to reflect the accurate exhibit numbers. In addition, you have filed several material contracts under Exhibit 5 which is reserved for legal opinions. Please file these material contracts under Exhibit 10 (consult the table of exhibits included in
Item 601 of Regulation SB).

4. In Exhibit 5.4, Jonathan Turkel has signed Mr. Cohen`s finder`s agreement as "assistant secretary". However, he is not listed as a director, officer or key employee anywhere in the registration statement. Please explain what authority Mr. Turkel has to sign for the company.

5. You engaged new accountants to audit the fiscal year ended
December 31, 2004 financial statements. Please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

Description of Business

Our Company - page 5

6. Please revise this section to either make it clear that the description is what the company would like to do, or at the very start explain that the company has only one part time employee, only
2 customers and generated a total of about $1,000 in revenues.

Investment Banking Agreements - page 8

7. Please elaborate on the Investment Banking services you will be providing for these clients and the expected duration of these services. In addition, please disclose material aspects of your business agreements with these two clients. For example, we note you are a non-exclusive financial advisor that may receive no compensation if you fail to arrange a successful merger for the companies. Consider disclosing this as a risk factor.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

8. Please incorporate an explanation of your general and administrative expenses, as referenced on page F-3 of your financial statements, into your MD&A.


Liquidity and Capital Resources - page 9

9. In this section, you reference a lending arrangement with a principal stockholder. Please disclose the terms of this agreement
(on page 17, you disclose the interest rate is prime plus 2% per annum but you do not include other important details about this loan, including how long the corporation has to take advantage of this offer, what, if any, assets have been pledged as collateral, etc). In addition, if this arrangement has been finalized, please include this contract as an exhibit.

10. On page 7 you disclose that NSCA has raised an aggregate
$83,350
from the sale of NSCA Stock to its founders and in a private placement which closed in February 2005. Please revise to incorporate a similar discussion into your liquidity and capital resources section.

Risk Factors - page 9

11. Due to your reliance on two clients, consider disclosing in a risk factor the consequences related to losing one of these clients.

12. Revise the risk factor "We depend on our senior management team..." to make clear that there is no team - you only have one part-time employee.

13. In the second paragraph on page 11, please replace the bullets with commas or break the bullets out into a list.

Security Ownership of Certain Beneficial Owners and Management -
page
14

14. Please include the percentage of outstanding shares owned if the warrants were exercised in footnote 3 to the table.

Directors and Executive Officers, Promoters, and Control Persons - page 15

15. We note that Mr. Cohen`s business experience is listed through April 2004. However, you state Mr. Cohen engages in other business activities and will not devote his entire time to the corporation. Please disclose the current business activities of Mr. Cohen.

Certain Relationships and Related Transactions - page 17

16. Please disclose any related party or affiliate of the corporation involved in Krovim LLC.

17. Please consult Item 404(a)(3) and revise this section. We note that you have not discussed the parties with whom you have business arrangements.

Please disclose the percentage of time that Mr. Cohen spends on the company`s business.18.
Description of Securities - page 17

19. Please include the number of shares issued in this section.

Recent Sales of Unregistered Securities - page 20

20. We note that some of the transactions in this section are not
included in the related transactions section on page 17.   Please
revisit these two sections.

Cautionary Note about Forward-Looking Statements - page 21

21. Your company is not covered by the safe harbor provisions in the securities acts. Therefore, please delete the references to Section
27A and Section 21E.

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen at (202) 551-3697 or Don Walker at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3418 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst


      cc:	David Selengut
      	Ellenoff, Grossman, & Scholl
			370 Lexington Avenue, 19th Fl.
      New York, NY 10017
		Facsimile: (212) 370-7889

North Shore Capital Advisors Corp.
Mr. Steven Cohen
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